EXHIBIT IV

                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES
                              ADDITIONAL EXHIBITS

     In the fourth quarter of 1993, the Company implemented Statement of Financial Accounting Standards 112, "Employers' Accounting for Postretirement Benefits," effective as of January 1, 1993. The cumulative effect of adopting this standard resulted in a one-time charge of $114 million (net of approximately $61 million of income tax benefits), which was recorded against first quarter results. The 1993 quarterly Consolidated Statement of Operations are restated in Exhibit IVa. The accounting change is discussed on page 37 of IBM's 1993 Annual Report to Stockholders.